UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Initial Filing)

Pier 1 Imports, Inc.

(Name of Issuer)

Common Stock, $1.00 Par Value

(Title of Class of Securities)

720279108

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Greek Investments, Inc.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Turks & Caicos Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	CO

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Jorge Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	IN

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Panayotis Constantino

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Venezuela

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	IN

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Milany Limited

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	CO

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Eleonas Ltd

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	CO

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	Nisos Purpose Trust

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	OO

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

CUSIP No. 720279108

1	NAMES OF REPORTING PERSONS	AMCO PTC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS	Not Applicable

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION	Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER	0

	6	SHARED VOTING POWER	12,348,978

	7	SOLE DISPOSITIVE POWER	0

	8	SHARED DISPOSITIVE POWER	12,348,978

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON	12,348,978

10	CHECK IF THE AGGREGATE AMOUNT IN ROW 9 EXCLUDES CERTAIN SHARES

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9	11.26%[1]

12	TYPE OF REPORTING PERSON (See Instructions)	CO

[1]	Calculated on the basis of 109,624,000shares of the Issuer’s Common Stock issued and outstanding as disclosed by Issuer on December 29, 2011.

Item 1(a).            Name of Issuer:

Pier One, Inc.

Item 1(b).            Address of Issuer’s Principal Executive Offices:

100 Pier One Place

Fort Worth, TX 76102

Item 2(a).            Names of Persons Filing:

This Statement is filed jointly by (i)  Greek Investments, Inc., a Turks & Caicos company (“Greek Investments”), (ii) Panayotis Constantinou, a Venezuelan citizen (“P. Constantinou”), (iii) Jorge Constantinou, a Venezuelan citizen (“J. Constantinou”), (iv) Milany Limited, a Cayman Islands exempted company (“Milany”), (v) Eleonas Ltd, a Cayman Islands exempted company (“Eleonas”), (vi) the Nisos Purpose Trust (the “Nisos Trust”), and (vii) AMCO PTC, Cayman Islands exempted company (“AMCO”), as trustee on behalf of the Nisos Trust (Greek Investments, P. Constantinou, J. Constantinou, Milany, Eleonas, the Nisos Trust and AMCO are collectively referred to as the “Reporting Persons”).

The agreement among the Reporting Persons relating to the joint filing of this Statement is attached as Exhibit A to this Schedule 13G.  Information in this Schedule 13G with respect to each of the Reporting Persons is given solely by that particular Reporting Person, and none of the other Reporting Persons has any responsibility for the accuracy or completeness of information with respect to any other Reporting Person.

Item 2(b).            Addresses of Principal Business Offices or, if none, Residences:

The principal business office for Greek Investments is Harbour House Queen Street, Grand Turk, Turks and Caicos Islands.  The mailing address of Greek Investments is P.O. Box 10908, Caparra Heights Station, San Juan, Puerto Rico 00922-0908.

The principal address of each of P. Constantinou and J. Constantinou is Zalokosta 14, Paleo Psihiko, Athens 15452, Greece.

The principal business address of each of Milany, Eleonas, the Nisos Trust and AMCO is P.O. Box 1586 GT, 24 Shedden Road, George Town, Grand Cayman, KY1-1110.

Item 2(c).            Citizenship:

Reference is made to Item 4 of each of the cover pages to this Schedule 13G, which Items are incorporated by reference herein.

Item 2(d).            Title of Class of Securities:

Common Stock, $1.00 Par Value

Item 2(e).            CUSIP Number:

720279108

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

None apply.

Item 4.                 Ownership:

(a)	Amount of Common Stock beneficially owned by the Reporting Persons: 12,348,978 (the “Shares”). Each of the Reporting Persons, other than Greek Investments and Milany, disclaim beneficial ownership of the Shares reported as beneficially owned by any such Reporting Person, and the filing of this Schedule 13G shall not be construed as an admission that any such person is the beneficial owner of any such securities.

(b)	Percent of class of Common Stock beneficially owned by the Reporting Persons:

11.26%

(c)	Number of shares of Common Stock to which each Reporting Person has:

(i)	sole power to vote or to direct the vote:

See Item 5 of cover pages for each Reporting Person, which is incorporated herein by reference.

(ii)	shared power to vote or to direct the vote:

See Item 6 of cover pages for each Reporting Person, which is incorporated herein by reference.

(iii)	sole power to dispose or to direct the disposition of:

See Item 7 of cover pages for each Reporting Person, which is incorporated herein by reference.

(iv)	shared power to dispose or to direct the disposition of:

See Item 8 of cover pages for each Reporting Person, which is incorporated herein by reference.

Item 5.                 Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following      ☐

Item 6.                Ownership of More than Five Percent on Behalf of Another Person:

Following a restructuring of the ownership of Greek Investments on July 27, 2011, none of the Reporting Persons, other than Greek Investments and Milany, retained an economic interest in the Shares.  Another person, Cubiro Investments Limited, owns all of the rights to receive, or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

Not applicable.

Item 8.                Identification and Classification of Members of the Group:

Not applicable.

Item 9.                 Notice of Dissolution of Group:

Not applicable.

Item 10.              Certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 15, 2012

GREEK INVESTMENTS, INC.

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU
Director

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU

/s/ Jorge Constantinou
JORGE CONSTANTINOU

MILANY LIMITED

/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
FAY ANNE DE FREITAS AND ASHLEIGH MOORE
Corporate Directors

ELEONAS LTD

/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
FAY ANNE DE FREITAS AND ASHLEIGH MOORE
Corporate Directors

NISOS PURPOSE TRUST, AMCO PTC AS TRUSTEE

/s/ Brian Taylor and /s/ Piers Stradling
BRIAN TAYLOR AND PIERS STRADLING
Directors

AMCO PTC

/s/ Brian Taylor and /s/ Piers Stradling
BRIAN TAYLOR AND PIERS STRADLING
Directors

Exhibit Index

Exhibit A	Joint Filing Undertaking

EXHIBIT A

JOINT FILING UNDERTAKING

The undersigned, being authorized thereunto, hereby execute this agreement as an exhibit to this Schedule 13G to evidence the agreement of the below-named parties, in accordance with rules promulgated pursuant to the Securities Exchange Act of 1934, to file this Schedule, as it may be amended, jointly on behalf of such parties.

Dated: February 15, 2012

GREEK INVESTMENTS, INC.

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU
Director

/s/ Panayotis Constantinou
PANAYOTIS CONSTANTINOU

/s/ Jorge Constantinou
JORGE CONSTANTINOU

MILANY LIMITED

/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
FAY ANNE DE FREITAS AND ASHLEIGH MOORE
Corporate Directors

ELEONAS LTD

/s/ Fay Anne De Freitas and /s/ Ashleigh Moore
FAY ANNE DE FREITAS AND ASHLEIGH MOORE
Corporate Directors

NISOS PURPOSE TRUST, AMCO PTC AS TRUSTEE

/s/ Brian Taylor and /s/ Piers Stradling
BRIAN TAYLOR AND PIERS STRADLING
Directors

AMCO PTC

/s/ Brian Taylor and /s/ Piers Stradling
BRIAN TAYLOR AND PIERS STRADLING
Directors

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Section 240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001.).

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